Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101-2098
651.665.3500 Tel



                                         MINNESOTA LIFE
                                             A Minnesota Mutual Company





March 6, 2002


Securities and Exchange Commission
ATTN:  Lorna MacLeod
Judiciary Plaza
450 5th Street, Northwest
Washington D.C.,  20549-0506

RE: Registration Statement Filing under the Securities Act of 1933 Northstar Life Variable Universal Life Account
      File No. 333-95871

                                           VIA FACISMILIE AND US MAIL

Dear Ms. MacLeod,

I am writing in response to your correspondence of February 12, 2002. At this time, we respectfully request that you withdraw the above captioned registration statement. We have not been able to procure the approval of the New York Department of Insurance with respect to this product, but are working hard to do so.

After the New York Department of Insurance passes on our filing we will re-file the registration statement. I apologize for any inconveniences that have resulted from the time that has elapsed since our first filing. We did not anticipate that State regulatory approval would take this long.

If you should have any questions, please do not hesitate to contact me at the direct line listed below.

Sincerely,



Ted Schmelzle
Associate Counsel
651-665-3930